FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2008
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	__X__	Form 40-F	_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_____	No	__X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_____	No	__X__

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_____	No	__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Webzen Inc. FY 2008 Q1 Earnings Results
2.	Earnings Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.
Date: May 09, 2008	By:	/s/ Nam Ju Kim
Name: NAM JU KIM
Title: Chief Executive Officer

Item 1

WEBZEN INC. 2008 Q1 EARNINGS RESULTS

2008 Q1 Results Summary
(Unit: KRW mm)
	08.Q1	07.Q4	QoQ	07.Q1	YoY
Revenue	7,146	6,964	2.6%	6,299	13.4%
Operating Expenses	10,914	10,617	2.8%	11,244	-2.9%
Operating Profit	-3,768	-3,653	-3.1%	-4,945	23.8%
Ordinary Profit	-1,894	2,500	-175.8%	-4,883	61.2%
Ordinary Profit Margin	-	35.9%		-
Net Income	-2,107	2,073	-201.6%	-5,926	64.4%

Revenue
During 1st quarter, we recorded a 7.1 billion KRW revenue and 3.6 billion KRW operating loss.
Total operating expenses increased 2.8% to 10.9 billion KRW due to the increase of commissions paid and, operating loss increased 3.8% compared to previous quarter.
Ordinary Profit decreased to -1.8 billion KRW, and Net Income was -2.1 billion KRW.

2008 Q1 Revenue Breakdown
(Unit: KRW mm)
	08.Q1	07.Q4	QoQ	07.Q1	YoY
Revenue	7,146	6,964	2.6%	6,299	13.4%
Domestic	4,757	4,523	5.2%	5,351	-11.1%
Overseas	2,367	2,430	-2.6%	943	151.0%
Other	22	11	100.0%	5	340.0%

Domestic revenue increased 5.2% to 4.7 billion KRW. With regular updates, MU and SUN have been showing signs of stabilization in Korea, and we will try to keep the revenue at the current level.
Overseas royalty decreased 2.6% to 2.3 billion KRW from previous quarter and revenue.

Domestic Revenue Breakdown
(Unit: KRW mm)
	08.Q1	07.Q4	QoQ	07.Q1	YoY
MU	4,018	3,838	4.7%	4,392	-8.5%
Individual	3,172	3,107	2.1%	3,426	-7.4%
Internet Café	846	731	15.7%	966	-12.4%
SUN	739	685	7.9%	959	-22.9%
Individual	533	428	24.5%	435	22.5%
Internet Café	206	257	-19.8%	524	-60.7%
Total	4,757	4,523	5.2%	5,351	-11.1%

MU individual revenue increased 2.1% to 3.17 billion KRW and internet café revenue increased 15.7% to 8million KRW.  SUN’s revenue, including internet café revenue, was 739 million KRW.
SUN internet café revenue was slow growth due to the partial subscription model (micro transaction model) and high competitive market of MMORPG.

Overseas Royalty Revenue Breakdown
(Unit: KRW mm)
	08.Q1	07.Q4	QoQ	07.Q1	YoY
MU	861	870	-1.0%	759	13.6%
China	126	141	-10.6%	55	129.1%
Taiwan	105	107	-1.9%	104	1.0%
Japan	508	498	2.0%	347	46.4%
Philippines	43	42	2.4%	61	-29.5%
Vietnam	13	11	18.2%	124	-89.5%
U.S	64	68	-5.9%	68	-5.9%
Singapore	3	3	0	0
SUN	1,506	1,560	-3.5%	184
Taiwan	69	178	-61.2%	184
China	1,074	1,072	0.2%
Japan	363	310
Total	2,367	2,430	-2.6%	943	151.0%

MU’s overseas royalty revenue decreased 0.9% to 862 million won.
SUN’s overseas royalty revenue during 1st quarter was 1.5 billion won.

Total Operating Costs
(Unit: KRW mm)
	08.Q1	07.Q4	QoQ	07.Q1	YoY
Total Operating Costs	10,914	10,617	2.8%	11,244	-2.9%
Labor Costs	4,720	5,224	-9.6%	5,978	-21.0%
Depreciation	303	470	-35.5%	515	-41.2%
Commission Paid	2,701	1,693	59.5%	1,760	53.5%
Marketing Expenses	848	620	36.8%	314	170.1%
Sales Commission	110	133	-17.3%	210	-47.6%
Other	2,232	2,477	-9.9%	2,467	-9.5%

Total Operating Expenses
Labor costs, which constitute about 43% of our total operating costs, decreased 9.6% to 4.7 billion KRW.
As of end of 1st quarter, our total headcount decreased to 452, from 473 end of fourth quarter of 2007. YoY, headcount decreased by 119people. Depreciation decreased 35.5% to 303 million KRW. Sales Commission decreased 17.3% to 110 million KRW. Commission paid increased 59.5% to 2.7 billion KRW. Other costs were 2.2 billion KRW, which was similar to previous quarter.

Non-operating Items
(Unit: KRW mm)
	08.Q1	07.Q4	QoQ	07.Q1	YoY
Non-operating Income	1,873	6,153	-69.6%	62	2921.0%
Interest Income	967	886	9.1%	880	9.9%
Profit (Loss) on Foreign Exchange	538	109	-393.6%	45	1095.6%
Gain on Equity Method	-513	-1,342	-61.8%	-1,015	-49.5%
Gain on disposal of Marketable Securities	390	2,540	-84.6%	56	596.4%
Other	491	3,960	-87.6%	96	411.5%

Interest income increased 9.1% to 967 million won and the decrease of loss in equity method of 513 million won. Decrease in gain on disposal of marketable securities, we recognized a 1.8 billion non-operating profit during first quarter of 2008.
As of end of first quarter, cash, cash equivalents, and marketable securities were 61.7 billion won.

Equity Method
(Unit: KRW mm)
	08.Q1	07.Q4	QoQ	07.Q1	YoY
9Webzen	-63	-322	80.4%	-286	12.6%
Webzen Taiwan	-1	-665	99.8%	0	#DIV/0!
Webzen China	0	0	-	28	-100.0%
Webzen America	-449	-355	26.5%	-757	-53.1%
Total	-513	-1,342	-61.8%	-1,015	32.2%

We recognized a 513 million KRW loss on equity method from our overseas subsidiaries.

Contacts:

Webzen Inc.
Daelim Acrotel Building, 6th Floor
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971

Donghoon Lee
Investor Relations
+ 82-2-3498-6818
Email: mpower@webzen.com

Forward-Looking Statements:

Certain statements in this document may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, to collect, and in a timely manner, license fees and royalty payments from or operate commercially successful online games; our ability to compete access technological developments in our industry; our ability to recruit and strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements reflect new, changing or unanticipated events or circumstances.

Item 2

Earnings Report (Fair Disclosure)

※ The information contained in this report is estimated, it is subject to change according to actual settlement.
1. Business Results
Period	Current Period: 01/01/2008 ~03/31/2008 Preceding Period: 10/01/2007 ~12/31/2007 Corresponding Period of The Previous Year: 01/01/2007 ~03/31/2007
(Unit : mil. KRW)	Current Period	Preceding Period	Amount Increased/ Decreased Compared to the Preceding Period (Increase/ Decrease Rate)	Corresponding Period of The Previous Year	Amount Increased/ Decreased Compared to the Corresponding Period of The Previous Year (Increase/ Decrease Rate)
Sales	7,146	6,964	182 (2.62%)	6,299	847 (13.45%)
Operating Profit	-3,768	-3,653	-115 (-3.14)	-4,945	1,177 (Loss decrease)
Ordinary Profit	-1,894	2,500	-4,394 (Loss increase)	-4,883	2,989 (Loss decrease)
Net Profit	-2,108	2,073	-4,181 (Loss increase)	-5,926	3,818 (Loss decrease)

2. Selective Release	Information Providers		Webzen Inc.
	Intended Audience		Institutional and retail investors, analysts, media etc.
	(Scheduled) Time for Release of Information		05/09/2008
3. Contact Information	Person Responsible for Disclosure (Contact Information)		NamJu Kim, CEO (+82-2-3498-1600)
	Person in Charge of Disclosure (Contact Information)		ByungJoo Lee, Manager of IR team (+82-2-3498-1600)
	Office in Charge (Contact Information)		Investor Relations (+82-2-3498-1600)